UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.01
(Title of Class of Securities)

G21174100
(CUSIP Number)

Union Investment Holdings Limited
Mr. Jianghuai Lin
Mr. Zhiqiang Zhao
Mr. Junping Sun
Mr. Jinzhu Cai
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Telephone: (+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21174100

1.	Name of Reporting Person. Union Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 0
	8 .	Shared Voting Power 15,164,893(1)
	9 .	Sole Dispositive Power 0
	10 .	Shared Dispositive Power 15,164,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,164,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 37.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on a total of 40,231,159 Ordinary Shares considered to be outstanding pursuant to Rule 13d-3(d)(1) of the Securities Act of 1934, as amended, as of October 11, 2016. The securities ownership percentage calculations in the rest of this statement follow the same principle.

CUSIP No. G21174100

1.	Name of Reporting Person. Jianghuai Lin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 0
	8 .	Shared Voting Power 15,164,893(1)
	9 .	Sole Dispositive Power 0
	10 .	Shared Dispositive Power 15,164,893(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,164,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 37.7%
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 15,164,893 Ordinary Shares indirectly held by Mr. Jianghuai Lin through Union Investment Holdings Limited.

CUSIP No. G21174100

1.	Name of Reporting Person. Zhiqiang Zhao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 103,167
	8 .	Shared Voting Power 0
	9 .	Sole Dispositive Power 103,167
	10 .	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G21174100

1.	Name of Reporting Person. Junping Sun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 600,000
	8 .	Shared Voting Power 0
	9 .	Sole Dispositive Power 600,000
	10 .	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G21174100

1.	Name of Reporting Person. Jinzhu Cai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 200,000
	8 .	Shared Voting Power 0
	9 .	Sole Dispositive Power 200,000
	10 .	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) HC, IN

Introductory Note

This amendment No. 1 (“Amendment No. 1”) to Schedule 13D is jointly filed by Union Investment Holdings Limited (“Union Investment”), a British Virgin Islands company, Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun and Mr. Jinzhu Cai (collectively, the “Reporting Persons”) with respect to China Information Technology, Inc. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).

This Amendment No. 1 represents the first amendment to the initial statement on Schedule 13D jointly filed on behalf of the Reporting Persons with the SEC on June 29, 2015 (the “Original Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, the Reporting Persons have submitted a letter to the special committee of the board of directors of the Issuer which notified the Issuer that the Reporting Persons had unanimously determined to withdraw the non-binding going-private proposal (the “Proposal”). The information set forth in Item 4 below is hereby incorporated by reference into this Item 3.

The information set forth in or incorporated by reference in Item 4 of the Original Schedule 13D is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 11, 2016, the Reporting Persons submitted a letter (“Proposal Withdrawal Letter”) to the special committee of the board of directors of the Issuer which notified the Issuer that the Reporting Persons had unanimously determined to withdraw the Proposal. The withdrawal of the Proposal became effective on October 11, 2016.

The description of the Proposal Withdrawal Letter in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal Withdrawal Letter, which has been filed as Exhibit 7.03 to this Amendment No. 1 and is incorporated by reference in its entirety into this Item 4.

Except as indicated in the Original Schedule 13D and this Amendment No. 1, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Original Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b) As of the date hereof, Union Investment Holdings Limited owns 15,164,893 Ordinary Shares, which represent 37.7% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Jianghuai Lin beneficially owns 15,164,893 Ordinary Shares through Union Investment Holdings Limited, which represent 37.7% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Zhiqiang Zhao beneficially owns 103,167 Ordinary Shares, which represent 0.3% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Junping Sun beneficially owns 600,000 Ordinary Shares, which represent 1.5% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Jinzhu Cai beneficially owns 200,000 Ordinary Shares, which represent 0.5% of the outstanding Ordinary Shares.

The above disclosure of percentage is based on a total of 40,231,159 Ordinary Shares pursuant to Rule 13d-3(d)(1) of the Securities Act of 1934, as amended, as of October 11, 2016.

(c) Except as described in this Amendment No. 1, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the principal terms of the Proposal Withdrawal Letter under Item 4 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.03	Proposal Withdrawal Letter dated October 11, 2016

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2016

Union Investment Holdings Limited

By:	/s/ Jianghuai Lin
Jianghuai Lin

/s/ Jianghuai Lin
Jianghuai Lin

/s/ Zhiqiang Zhao
Zhiqiang Zhao

/s/ Junping Sun
Junping Sun

/s/ Jinzhu Cai
Jinzhu Cai